[Letterhead of Eversheds Sutherland (US) LLP]
March 21, 2019
VIA EDGAR
Jay Williamson, Esq.
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Priority Income Fund, Inc.
Registration Statement on Form N-2
(File Nos. 811-22725 and 333-229007)

Dear Mr. Williamson:
On behalf of Priority Income Fund, Inc. (the “Fund”) set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on March 15, 2019 regarding the Fund’s responses to comments initially provided orally by the Staff on March 5, 2019 with respect to the Fund’s Registration Statement on Form N-2 (File Nos. 811-22725 and 333-229007) (the “Registration Statement”), which relates to an offering of shares of the Fund’s Series A, Series B and Series D Term Preferred Stock and the prospectus contained therein (the “Prospectus”). The Fund intends to file a pre-effective amendment to the Registration Statement that will include revised disclosure as noted below, update the financial information included therein and to revise the offering to include shares of the Fund’s Series C Preferred Stock. References to the “Act” below refer to the Investment Company Act of 1940, as amended.

1.
We note your response to prior comment four and the statement that you are conducting your offering pursuant to Rule 415(a)(1)(ix). Please explain how your plan of distribution and distribution related agreements are designed to fit within a continuous offering framework. In addition please tell us how your offering is consistent with paragraph (a)(4) of Rule 415 given the existing market for your preferred shares. In responding, please provide sufficient factual and legal discussion to enable us to follow your analysis and conclusions.

Response: The Fund advises the Staff that pursuant to the selling agent agreement (the “Selling Agent Agreement”) between the Fund, the Purchasing Agent and the Agents to be named therein (the “Named Agents,” together with the Purchasing Agent, the “Agents”) and as described in the Plan of Distribution section of the Prospectus, the offering will (i) commence promptly, (ii) be conducted on a continuous basis during weekly offering periods and (iii) will continue for a period in excess of 30 days from the date of initial effectiveness of the Registration Statement. The Fund intends to commence offering shares of its preferred stock pursuant to the Selling Agent Agreement beginning on the day that the Registration Statement is declared effective. Pursuant to the Selling Agent Agreement, the Fund will appoint the Agents for the purpose of soliciting offers to purchase shares of the Fund’s preferred stock. The shares of preferred stock will be offered for sale on a weekly basis with the offering typically commencing on a Monday followed by a trade date and closing on the following Monday and Thursday, respectively. The Agents will use their best efforts to solicit offers to purchase shares of the Fund’s term preferred stock. Following the solicitation of these offers, on the date of each weekly close and based on the purchase indications received by the Agents during the weekly offering period, the Purchasing Agent will purchase shares of preferred stock from the Fund and such shares will be concurrently resold to investors through the Purchasing Agent, the Named Agents and a network of other dealers and agents who are broker-dealers and securities firms with whom the Agents have a relationship. In this regard, the proposed offering is similar to the Fund’s continuous offering of common stock, but for the difference in closing mechanics. Rather than accept subscriptions for shares and close periodically, the Agents will collect orders on an ongoing basis and through the Purchasing Agent will purchase the amount of Fund shares for which they’ve received orders. Despite the difference in closing mechanics, the Agents, on behalf of the Fund, will continuously offer shares of preferred stock and investors will be able to submit orders on an ongoing basis. The Fund and the Agents intend to continue offering shares on a continuous basis until such date as the Selling Agent Agreement terminates or the aggregate dollar amount of shares have been sold. The Fund will file the necessary post-effective amendments to the Registration Statement to ensure that the financial statements included in the Prospectus comply with Section 10(a)(3) of the Securities Act. Additionally, to facilitate the continuous offering of the shares, the Fund will periodically supplement the Prospectus to ensure Fund disclosure is complete and current on a continuous basis.
The Fund further advises the Staff that although its shares of preferred stock are currently listed for trading on the New York Stock Exchange, the proposed offering is not an “at the market” offering required to be conducted pursuant to a shelf registration statement. Rule 415(a)(4) defines an “at the market offering” as “an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.” In Securities Act Release No. 333-6383, the SEC described an “at the market offering” as involving sales on or through the facilities of a national securities exchange or to a market maker otherwise than on an exchange. The Fund advises the Staff that the proposed offering is not an “at the market offering” because (i) shares will be offered by the Agents at a fixed price and (ii) sales will be made to purchasers solicited by the Agents, rather than through the facilities of a national securities exchange or to a market maker. The sales price of preferred shares to be sold in the offering will be determined by the Fund and disclosed in a pricing supplement used in connection with the offering. Investors purchasing shares in each close will pay the same fixed price for their shares as other investors in that close. Because sales will not be made on a national securities exchange, the Agents will not be able to rely on Rule 153, pursuant to which a broker-dealer is deemed to satisfy its prospectus delivery obligation if certain conditions are satisfied, including that the issuer has an effective registration statement and has filed a statutory prospectus. Instead, the Agents will be required to deliver a prospectus to purchasers in the offering.

2.
We note your response to prior comment six addressing how you will handle preferred share redemptions if you fail to maintain the minimum asset coverage ratio, including the considerations the Fund will make in exercising its discretion. One of the concerns behind the Act is that investors are treated fairly and equitably. Rule 23c-2 generally requires calls and redemptions to be made pro-rata or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series. To the extent that your repurchases will not be pro rata across the entire class of preferred shares, please tell us how you will avoid unfair discrimination across the preferred investors. In responding, please provide sufficient discussion and legal analysis to enable us to follow your response.

Response: The Fund advises the Staff that to the extent the Fund is required to redeem shares of its preferred stock to satisfy its asset coverage requirement under Section 18 of the Act and the Fund elects to regain compliance by redeeming shares of its preferred stock, including from classes of its preferred stock that are not currently redeemable pursuant to their terms, the Fund will redeem such shares of preferred stock on a pro rata basis. The Fund advises the Staff that it believes that Rule 23c-2 would not prohibit the Fund from exercising its option to redeem shares of its preferred stock that are redeemable pursuant to their terms and that the Fund may in its discretion exercise its option to redeem such shares when the Fund believes it is in its best interest to do so. The Fund advises that the terms of each series of its preferred stock and listing rules of the New York Stock Exchange require that partial redemptions of any series be made by lot or on a pro rata basis. To the extent that shares are redeemable and the Fund is required to redeem shares of its preferred stock, the Fund may, in its discretion, determine to redeem those shares in part or in full in order to regain compliance with Section 18 of the Act. However, to the extent that the Fund determines to redeem shares, including those not yet subject to optional redemption, to satisfy its asset coverage requirement, the Fund will do so on a pro rata basis across its class of preferred stock. The Fund has revised its disclosure to clarify how it intends to redeem shares to satisfy its asset coverage requirement in compliance with Rule 23c-2.

3.
We note your response to prior comment eight. Given the importance of the tax fungibility issue, please explain what you mean by monitor its compliance and why a tax opinion is not a closing condition to the offering.

Response: The Fund advises the Staff that the Selling Agent Agreement includes fungibility for U.S. federal income tax purposes of the preferred shares as a condition to the Agents’ performance. The Fund advises the Staff that as disclosed in the Prospectus, the additional shares of preferred stock will be deemed fungible so long as they are not sold at more than a de minimis discount. U.S. federal tax regulation quantifies a de minimis discount as greater than 0.25% of the liquidation preference of the preferred shares times the number of full years remaining until mandatory redemption. Prior to setting the sales price of shares of preferred stock to be sold in the offering, the Fund will confirm that the price does not represent a greater than de minimis discount. Because there is a numerical threshold for assurance that the additional shares of preferred stock will be fungible with previously issued and outstanding shares, the Fund does not believe a tax opinion would provide any greater assurance.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0472.

Sincerely,

/s/Cynthia R. Beyea
Cynthia R. Beyea

cc:    M. Grier Eliasek, Prospect Capital Management L.P.